METALLA COMPLETES ACQUISITION OF ROYALTY ON FIFTEEN MILE STREAM AND PROVIDES ASSET UPDATE

FOR IMMEDIATE RELEASE	TSXV: MTA
August 16, 2019	OTCQB: MTAFF

All amounts expressed in Canadian Dollars unless otherwise noted

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQB: MTAFF) is pleased to announce that the Company has completed the closing on its previously announced acquisition of a 3.0% NSR royalty on St Barbara Ltd.'s Fifteen Mile Stream project for $2 million from a third party in accordance with a purchase and sale agreement. As consideration for the transaction, Metalla has made an upfront payment of $0.5 million in cash, with an additional payment of up to $1.5 million upon the exercise of the royalty payor's buy-back right to purchase two-thirds of the 3.0% NSR royalty for a period of five years.

PORTFOLIO UPDATE

Santa Gertrudis (2.0% NSR Royalty)

Agnico Eagle Mines Limited ("Agnico Eagle") reported on July 24, 2019 that they continue to expand mineralization at the Santa Gertrudis project in Mexico. The Trinidad zone has been extended by 800 meters to more than 3 kilometers strike length. Drilling extended the newly discovered Amelia deposit to a 700-meter strike length and a total depth of 450 meters. Notable intercepts by Agnico Eagle include 8.2g/t gold over 7.3m and 8.8g/t gold over 6m.

# Santa Gertrudis Project – Amelia Deposit Composite Cross Section

AGNICO EAGLE

View Looking West
S
N
SGE19-206
SGE19-255
1.5 g/t Au/ 4.0 m
3.7 g/t Au/ 3.0 m
8.2 g/t Au/ 7.3 m
incl. 13.3 g/t Au/ 3.9 m
1.5 g/t Au/ 3.3 m
2.5 g/t Au/ 2.9 m
3.6 g/t Au/ 9.0 m
incl. 7.5 g/t Au/ 3.3 m
2.6 g/t Au/ 36.0 m
incl. 4.2 g/t Au/ 12.5 m
4.6 g/t Au/ 6.0 m
SGE19-255
SGE19-206
Known deposits
Faults
Planned open pit outline
2018 Mineral Resource
Morita Formation
Conglomerate
Mural Formation
Limestone
Siltstone, sandstone
Siltstone
Diorite, andesitic, lamprophyre dikes
metres

News Release – July, 2019 | 6

Moreover, drilling at the Becarros zone has discovered new mineralization known as the Bertha target, located 250m northwest of the Becerros Norte deposit; highlighted by 2.1g/t gold over 9.5m; 150m to the south west and 3g/t over 8m. Half of the 2019 supplementary 11,500m drill program continues at Santa Gertrudis intending to explore new targets and expand the mineral resources. Agnico has stated they continue to believe that the Santa Gertrudis project has the potential to eventually be a similar size operation to the La India Mine.

# Santa Gertrudis Project – Local Geology Map

AGNICO EAGLE

SGE19-255
1.5 g/t Au/ 4.0 m
and 3.7 g/t Au/ 3.0 m
and 8.2 g/t Au/ 7.3 m
incl. 13.3 g/t Au/ 3.9 m
and 1.5 g/t Au/ 3.3 m
and 2.5 g/t Au/ 2.9 m
Amelia deposit
SGE19-242
5.2 g/t Au/ 6.5 m
incl. 7.2 g/t Au/ 4.0 m
and 2.3 g/t Au/ 4.5 m
and 1.5 g/t Au/ 5.5 m
SGE19-244
8.8 g/t Au/ 6.0 m
incl. 15.2 g/t Au/ 3.0 m
and 4.0 g/t Au/ 3.5 m
and 1.0 g/t Au/ 8.0 m
and 3.4 g/t Au/ 12.0 m
incl. 12.6 g/t Au/ 3.1 m
SGE19-206A
1.1 g/t Au/ 5.0 m
TRINIDAD TREND
SGE19-206
3.6 g/t Au/ 9.0 m
incl. 7.5 g/t Au/ 3.3 m
and 2.6 g/t Au/ 36.0 m
incl. 4.2 g/t Au/ 12.5 m
and 4.6 g/t Au/ 6.0 m
VIVIANA TREND
ESCONDIDA TREND
CENTAURO TREND
TORO TREND
SGE19-250
2.1 g/t Au/ 9.5 m
SGE19-254
3.0 g/t Au/ 8.0 m
incl. 4.7 g/t Au/ 3.3 m
Bertha
Exploration camp
SGE19-230
1.8 g/t Au/ 7.0 m
SGE19-253
2.7 g/t Au/ 3.5 m
SGE19-260
1.2 g/t Au/ 6.1 m
and 1.0 g/t Au/ 8.5 m
CORRAL TREND
BECERROS
DORA ZONE
CRISTINA ZONE
GRETA TREND
El Gasero
Santa Gertrudis
La India
Pinos Altos
MEXICO
Known deposits
Faults
Roads
Property outline
Historic pits
Ultimate pit design
Significant current drill hole pierce points
Previously released drillhole
Cintura - Sandstone, calcareous siltstone
Mural - Limestone, siltstone, sandstone, shale
Morita - Conglomerate
Glance - Conglomerate
Alluvium
Diorite, andesitic, lamprophyre dikes
Coordinate system: WGS 84 Zone12

News Release – July, 2019 | 5

El Realito (2.0% NSR Royalty)

At El Realito, Agnico Eagle reported exploration drilling continued to extend the mineralization laterally and confirm structures to the east. Agnico Eagle increased the drill program at La India in 2019 by an additional 5,000-meters to further expand mineral resources. Drilling in the main structure has yielded several oxide intercepts including 0.6g/t gold and 4g/t silver over 13.2m and 0.6g/t gold and 4g/t silver over 8.4m which were both within 100m of the surface. Drilling 300 meters east of the main structure, intersected 0.8g/t gold and 110g/t silver over 11.2m and 3.1g/t gold and 27g/t silver over 3.4m which were also within 100m of the surface. The El Realito mineralized system remains open, and Agnico Eagle expects to increase the year-end resource estimate.

AGNICO EAGLE

# La India Mine – Local Geology Map

CHP19-088
1.3 g/t Au / 86 g/t Ag / 10.4 m
incl. 2.7 g/t Au / 184 g/t Ag / 4.0 m
CHP19-073
2.7 g/t Au / 34 g/t Ag / 3.5 m
and 0.8 g/t Au / 49 g/t Ag / 8.4 m
CHP19-097
1.5 g/t Au / 168 g/t Ag / 13.9 m
incl. 3.7 g/t Au / 578 g/t Ag / 3.4 m
and 1.1 g/t Au / 141 g/t Ag / 16.3 m
incl. 1.7 g/t Au / 245 g/t Ag / 9.1 m
CHP19-082
4.1 g/t Au / 190 g/t Ag / 18.3 m
and 2.0 g/t Au / 103 g/t Ag / 12.0 m
CHP19-075
2.1 g/t Au / 82 g/t Ag / 4.0 m
and 0.9 g/t Au / 17 g/t Ag / 10.8 m
La Chipriona
OPEN
North Zone
El Realito
El Cochi
La India Zone
Main Zone
Los Tubos
INER19-253
0.9 g/t Au / 15 g/t Ag / 6.6 m
INER19-244
0.6 g/t Au / 4 g/t Ag / 13.2 m
INER19-250
3.1 g/t Au / 27 g/t Ag / 3.4 m
INER19-272
0.8 g/t Au / 110 g/t Ag / 11.2 m
INER19-266
0.6 g/t Au / 4 g/t Ag / 8.4 m
INER19-261
2.0 g/t Au / 11 g/t Ag / 3.8 m
INER19-277
1.0 g/t Au / 1 g/t Ag / 3.8 m
USA
MEXICO
Gulf of Mexico
Pacific Ocean
Pinos Altos
La India
Agnico Eagle Property - La India Tarachi outline
Lower volcanic series
Upper volcanic series
Sediments
2018 Mineral Reserve
2018 Mineral Resource
Significant current drill hole pierce points
Previously released drill hole pierce points
Kilometres
Coordinate System: NAD 1927 UTM Zone 12N

News Release – July, 2019 | 8

COSE & Joaquin (1.5% & 2.0% NSR Royalty)

Pan American Silver Corp. ("Pan American Silver") disclosed in their Q2 results on August 7, 2019 and related conference call that they spent a combined US$7.0 million on the Joaquin and COSE projects during Q2 2019. Underground development and ground support system implementation is continuing to advance as they move closer to production.

Development at COSE has extracted 1,500 tonnes at 2600g/t silver and 33g/t gold which is currently stockpiled on surface. This grade compares favorably with the reserve grade at COSE of 918g/t silver and 17.7g/t gold. At COSE, Pan American Silver expects that production in late 2019 will be limited to development material with stope production in Q1 2020.

Metalla expects the timeline for stope production at Joaquin to begin by the end of 2019 as development will continue after further ground support system implementation in the next few weeks.

QUALIFIED PERSON

The scientific and technical information contained in this press release has been approved by Charles Beaudry, M.Sc., P.Geo. and géo., a qualified person within the meaning of NI 43-101.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

METALLA ROYALTY & STREAMING LTD.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on, (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interest. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to exploration, development and production at mines on which Metalla holds a royalty and proposed future transactions Metalla may undertake and their expected timing. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Metalla will purchase gold and receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Metalla's expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Some of the disclosure in this press release is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Metalla.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.